Mail Stop 7010

      December 29, 2005


Mr. Frank Jackson
Chief Financial Officer
American Technologies Group, Inc.
P.O. Box 90,
Monrovia, California 91016

	RE:	Form 10-KSB for the year ended July 31, 2005
		Form 10-QSB for the quarter ended October 31, 2005
		File No. 0-23268

Dear Mr. Jackson:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB FOR THE YEAR ENDED JULY 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.



Item 6.  Management`s Discussion and Analysis

Liquidity and Capital Resources

Laurus Financings and Gryphon Financing, page 8

2. Please tell us how you have accounted for the Laurus Financings and the Gryphon Financing. Please refer to the accounting literature you used to determine the appropriate accounting. Your explanation should also include how you arrived at the amounts that should be recorded for the beneficial conversion feature.

3. Please tell us how much you have received of the $12 million Laurus agreed to provide you and when these amounts were received. Please tell us whether any of the $12 million has been put into a separate account such as an escrow account. If so, please tell us whether there are any limitations on your ability to access the funds in these accounts.

4. You state that you are obligated to pay Laurus certain fees and the obligations may be deemed to be in default if the registration statement is not filed by October 21, 2005, or declared effective by
January 7, 2006, or if the registration is suspended other than as permitted. You further state that you have granted Laurus a security interest in substantially all of your assets. Please expand your disclosure to state the amount of fees you will be required to pay as well as what the impact will be on your financial statements if your obligations are deemed to be in default. Your current disclosure indicates that upon default Laurus would obtain substantially all of your assets. Please clarify and also discuss the impact the default would have on your other shareholders, including whether they would have rights to any of your assets or receive any other consideration.

5. It appears that you have issued options with exercise prices below par value in connection with the Gryphon Financing. Please tell us how you will treat these options for purposes of calculating basic earnings per share in accordance with SFAS 128.

Nite Capital Financing, page 10

6.	Please tell us what consideration was given as to whether a
beneficial conversion feature exists in the Nite Capital Financing in accordance with EITF 98-5 and EITF 00-27.

7.	You state that the holders of the Series E Preferred Stock
are
entitled to receive dividends upon the declaration of a dividend to the common stock holders. Please disclose the rights of each series of preferred stock and tell us what consideration was given as to whether you needed to apply the two-class method of computing EPS. Refer to EITF 03-6.

Existing Debt Conversions, page 10

8.	You state that Dr. Gary Fromm agreed to forgive debt owed to him
by our company in the amount of $1,162,732 in consideration of you issuing 143,766,329 shares of common stock and the Existing Debt Holders transferring 210,852,217 shares of your common stock to Dr.
Fromm. Please tell us how you accounted for this conversion including whether any consideration was given as to whether compensation expense needed to be recorded for this transaction. Please tell us the date this agreement was reached and your stock price on this date.

Item 8A.  Controls and Procedures, page 13

9.	You disclosed an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange
Act.
Please disclose, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Item 12.  Certain Relationships and Related Transactions, page 16

10.	Please tell us how you accounted for the consulting agreement with Luther Capital and Dr. Fromm. Refer to the accounting literature you used to determine the appropriate accounting.
Please
tell us whether any of the other designees, aside from Dr. Fromm, are related parties. Tell us the business reason for Luther Capital transferring these shares of common stock, including whether
Luther
Capital is receiving anything in return for these transfers.

Financial Statements

Statements of Operations, page 4

11.	In order not to imply a greater degree of precision exists,
please revise your loss per share information to round only to the nearest cent.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basic and Diluted Income (Loss) Per Share, page 9

12.	Please disclose, by type of potentially dilutive security,
the
number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Derivative Instruments, page 11

13.	You state that you have determined that there is no fair
value
associated with your freestanding derivatives. Please tell us how you determined that there is no fair value.

Note 10 - Commitments and Contingencies

Indemnities and Guarantees, page 18

14.	Please disclose the nature of the indemnities and guarantees as
well as the maximum potential amount of future payments that you could be required to make under the guarantee.  Refer to paragraph
13
of FIN 45.

Exhibit 31.1

15.	Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individual provided the certifications. In future filings, please remove the reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B.

FORM 8-K FILED ON SEPTEMBER 13, 2005

Financial Statements for North Texas Steel Company, Inc.

Note 1.  Summary of Significant Accounting Policies

Nature of Business, page 7

16.	You state that you contract with and grant credit to
customers
in the Southwest. Tell us how you record amounts related to these credit arrangements, the length of time credit is generally granted, and whether any amounts are recorded in revenue related to these credit arrangements.

Recognition of Income on Long-term Contruction Contracts, page 7

17.	Please tell us more about the nature of your revenue.
Specifically tell us whether revenue includes customer reimbursable amounts or amounts related to customer furnished materials. If these amounts are included, please tell us how your inclusion of these amounts complies with paragraphs 58 through 60 of SOP 81-1.

18.	Please disclose your accounting policy for unapproved change orders, including whether you include a profit component. Refer to paragraphs 65 through 67 of SOP 81-1.

Note 5.  Pension Plan, page 10

19.	Please tell us what benchmark(s) you use to determine the
discount rates used for your pension plan. Please tell us how you determined the benchmark rate you are using is appropriate under SFAS
132(R). Please tell us the benchmark rate(s) for each date your discount rates are presented and explain the reasons for any differences between the benchmark rate(s) and the discount rates you used as of each date.

Unaudited Pro Forma Condensed Financial Information

20.	Note 3 to the financial statements included in your Form 10-
QSB
for the quarter ended October 31, 2005 indicates that you later determined that North Texas is not the accounting acquirer.
Please
revise your pro formas, as necessary, to reflect your change in determination of the accounting acquirer.

21.	Please revise your pro forma financial statements to include the
following items, or clarify how they are currently reflected in the pro forma financial statements:
* Laurus Financings;
* Gryphon Financing;
* Nite Capital Financing;
* Fromm Consulting Agreement; and
* Luther Consulting Agreement.

Pro Forma Balance Sheet

22.	Please clarify how the $11 million in cash paid in exchange
for
100% of the common stock of North Texas is reflected on your pro forma balance sheet.

23.	Please disclose the number of shares of common and preferred stock that are authorized, issued, and outstanding on the face of the pro forma balance sheet.

24.	Please show precisely how you arrived at adjustment 1 and 2
in
the notes to the pro forma financial statements. Your disclosure should include the computation of these amounts as well as the terms of the transactions being reflected.

Pro Forma Statement of Income

25.	Given that Rule 11-02(b)(5) of Regulation S-X states that
material nonrecurring charges or credits which result directly from the transaction and will be included in your income within the 12 months succeeding the transaction shall be disclosed separately, please advise how you determined it was appropriate to include an adjustment for the recording and expensing of organization costs of
$1,450,000 in your pro forma statement of income.

26.	Please provide a reconciliation between the historical and
pro
forma weighted average shares outstanding in a note to the pro forma financial statements.

FORM 8-K/A FILED ON SEPTEMBER 16, 2005

Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 13

27.	Please expand your discussion to address all line items on
the
statements of income, including other income (expense) amounts and the provision for income taxes.

FORM 10-QSB FOR THE QUARTER ENDED OCTOBER 31, 2005

General

28.	Please address the above comments in your interim filings as well.

Statements of Cash Flows, page 3

29.	Please tell us how the $11 million in cash paid for the
acquisition of North Texas is reflected on your statement of cash flow as well as how your presentation of the $11 million complies with SFAS 95.





Note 9 - Convertible Debentures

Pending Laurus registration rights amendment, page 17

30.	Tell us how you have accounted for the registration rights
agreement, including what consideration was been given to SFAS 133 and EITF 05-04.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,





							Rufus Decker
							Accounting Branch Chief


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Mr. Frank Jackson
December 29, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE